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Davis Polk & Wardwell	852 2533 3300 tel	Resident Hong Kong Partners
Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

March 11, 2021

Re:	Tuya Inc. (CIK: 0001829118)

Registration Statement on Form F-1 (File No. 333-253575)

Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Tuya Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the Staff’s question regarding reasons for any differences between the recent valuations of the Company’s ordinary shares leading up to the offering and the estimated offering price.

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of an amendment to the Registration Statement containing the preliminary prospectus for the offering on or about March 12, 2021 (the “Preliminary Prospectus”). However, in response to the Staff’s comment and in the interest of time, the Company advises the Staff that it currently estimates that the preliminary indicative price range for this offering will be between US$17.00 and US$20.00 per ordinary share, with a mid-point of US$18.50 per ordinary share. The Company advises the Staff that this preliminary indicative price range was determined by discussions between the Company and the underwriters of this offering, based upon the current market conditions and the Company’s business developments, financial condition and prospects. The estimated preliminary indicative price range is subject

March 11, 2021

to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range for the offering will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range.

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares of the Company between January 4, 2019 and February 21, 2021 is set forth on pages 117 to 119 of the Registration Statement on Form F-1 filed on February 26, 2021. The Company respectfully advises the Staff that it granted share options on February 21, 2021 and the fair value of the ordinary shares of the Company, as calculated with the assistance from an independent valuation firm, increased from US$12.48 per ordinary share as of January 13, 2021 to US$14.46 per ordinary share as of February 21, 2021, and the implied discount for lack of marketability decreased from 10% to 5% during the same period as the Company progressed further towards being qualified for an initial public offering and the lead time to an expected liquidity event decreased.

The Company further respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from US$12.48 per ordinary share as of January 13, 2021, to US$14.46 per ordinary share as of February 21, 2021, and further to US$18.50 per ordinary share, the estimated mid-point of the preliminary indicative price range for this offering, was primarily attributable to the following factors:

1.	Discount for lack of marketability

Due to the imminent initial public offering, if the Company performs a valuation of its ordinary shares as of the initial public offering date using the same methodology with the other assumptions unchanged, the implied discount for marketability would have decreased from 5.0% to 0.0%, and all outstanding preferred shares of the Company would be converted into ordinary shares. As a result, the per share value would increase from US$14.46 to US$15.22. The Company’s initial public offering will increase the liquidity and marketability of its ordinary shares. The Company’s initial public offering will also provide it with additional capital, enhance its ability to access capital markets to grow its business, and raise its overall profile.

2.	Substantial growth in the Company’s business performance and prospects.

•	Organic growth of the Company’s business and the continuous improvement in its financial performance and updated business outlook

•

Despite the negative impact of COVID-19, the Company’s core business IoT PaaS and SaaS and others revenues in the second half of 2020 reached US$ 111.5 million, a 227% increase from US$49.2 million in the same period in 2019 and an 241% increase from US$46.3 million in the first half of 2020; its core business IoT PaaS and SaaS and others revenues in the first two months of 2021 has exceeded that in the first quarter of 2020;

•	The gross margins of the Company’s core business IoT PaaS have increased from 30.5% in the first quarter of 2020 to 40.1% in the fourth quarter of 2020,

March 11, 2021

and further increased in January and February of 2021; its overall gross margins have increased from 30.3% in the first quarter of 2020 to 38.3% in the fourth quarter of 2020, and further increased in January and February 2021;

•

Further optimization of business structure driven by effective implementation of growth strategies. The contribution from the Company’s core business IoT PaaS and SaaS and other revenue to its total revenues increased from 87.8% in 2020 to over 90.0% in the 2-month period ended February 28, 2021;

•

Continued investments in talents to drive the development of the Company. The number of the Company’s employees increased significantly from 2,258 as of December 31, 2020 to around 2,450 as of March 11, 2021, most of which were research and development personnel.

•	Increased Business and Revenue Expectation

•

During the year 2020, especially in the fourth quarter of 2020, the Company experienced significant business growth. The Company’s daily cloud request increased from over 55 billion as of September 30, 2020 to over 84 billion as of December 31, 2020, its daily AI voice interactions increased from 60 million as of September 30, 2020 to 122 million as of December 31, 2020. The frequency of end users’ usage of smart devices, applications and services has increased significantly, leading to a further increase in the numbers of use cases of, and demands for, smart home and business and related software experience, which in turn has attracted more and more developers to focus on the development and application of IoT technologies and devices. As of December 31, 2020, the Company had a large and active community of over 262,000 IoT device and software developers developing smart devices in over 252,000 stock keeping units, or SKUs, 13,500 application software development kits, or SDKs, and 22,500 cloud-based SaaS applications, increasing significantly from those as of September 30, 2020.

•

The Company has also observed the increasing acceptance of, and demand for, a software-enabled IoT experience globally as people continue to work, learn, and play from home, which the Company believes will continue to drive demands for smart devices and services powered by its IoT PaaS in the long term.

As a result of the above factors, the Company’s expectations for its business and financial performance in terms of revenue, number of customers, the number of use cases supported, etc., have increased relative to the date of its most recent valuation.

3.	The continued recovery of the global economic situation and the improvement of COVID-19 situation leading to stronger investor confidence and increased expectations

Since December 2020 when the global spread of COVID-19 reached its peak, the COVID-19 situations have stabilized in different regions in the world. Regions like America, Europe, Asia, which are the world’s largest markets for consumer electronics,

March 11, 2021

and Africa, which is also an important potential market for the Company, have recovered, although at varying speed. The average number of new cases per day worldwide decreased from approximately 650 thousand in December 2020 by 41.0%, to approximately 380 thousand in first mid of March, according to Johns Hopkins Coronavirus Resource Center, or JHCRC. At the same time, the COVID-19 vaccine is being rapidly developed and deployed in the world. In developed countries such as the United States and United Kingdom, the coverage rate of the first dose of vaccine has reached 18.1% and 33.3% by early March 2021, respectively, according to Centers for Disease Control and Prevention, or CDC, and U.K. government statistics.

In terms of global economic situation, according to the report World Economic Situation and Prospects in 2021, or WESP 2021, released by the United Nations on the January 25, 2021, the global economy, represented by growth of world output and gross domestic product, or growth of GDP, is predicted to recover moderately in the entire 2021, with an increase rate of 4.7%, which is 9.0 per cent higher than that of -4.3% in 2020, and 2.2 per cent higher than that of 2.5% in 2019, the year before the outbreak of the COVID-19. In addition, WESP 2021 also predicted that change in dollar value and volume of exports and imports will recover as dollar value of exports, dollar value of imports, volume of exports and volume of imports will rise from -4.7%, -4.3%, -7.7% and -7.4% in 2020 to 10.5%, 9.8%, 7.5% and 6.5% in 2021, respectively, which means that the amount and quantity of global international trade will return to a level equivalent to and even better than that in 2019, and the trade of goods and services among countries worldwide will return to a healthy level.

In terms of global labor market, according to the research report released by International Labor Organization, or the ILO, the only tripartite U.N. agency, on January 25, 2021, global working hours in the fourth quarter of 2020 declined by 4.6 per cent, equivalent to 130 million full-time jobs, compared to that of 7.2 per cent, equivalent to 205 million full-time jobs in the third quarter of 2020, reflecting a stronger-than-expected rebound in working hours. The research report projects that in 2021 the working-hour losses will further decrease to 3.0 per cent, equivalent to 90 million full-time jobs, supporting a robust economic recovery, and to a certain extent, bringing back the purchasing power and consumer needs.

Different from other cloud infrastructure companies or SaaS or PaaS companies in other industries, the Company’s business is deeply integrated with its customers’ own businesses, which in turn are affected by the ultimate demands and purchasing power of the end users. The recovery of the end-user market and customers’ own business are positive signals for the Company’s business to maintain rapid growth, which has led to stronger investor confidence in the Company and its valuation and future performance.

4.	Different Valuation Methodology

The Company respectfully submits to the Staff that the preliminary price range for the initial public offering was determined in consultation with the underwriters without reference to any single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a high-growth software company.

March 11, 2021

Valuation Date		March 11, 2021
Initial Public Offer Mid Price	(USD)	18.50

Total Number of Share	(million)	516
ESOP Outstanding	(million)	63

Total Shares F/D	(million)	579

Total Equity Value on Marketable Basis	(USD’million)	10,714
Total Revenue in FY2020	(USD’million)	180

Implied Mid Price Trailing P/S		59.54x

On marketable and diluted basis, total equity value of the Company is US$10.71 billion based on mid offer price (US$18.50). Therefore, the implied trailing P/S could be calculated as above, which should be 59.54x. Although the P/S multiple from preliminary price range is higher than the one from latest valuation result, it is still considered as a reasonable multiple based on comparable company analysis as below.

Comparable Company	P/S March 11, 2021
Snowflake Inc.	131.41x
Unity Software Inc.	35.94x
C3.ai, Inc.	51.81x
Agora, Inc.	45.01x
Shopify Inc.	46.01x
JFrog Ltd.	28.04x
Twilio Inc.	34.14x
Atlassian Corporation Plc	31.30x
CrowdStrike Holdings, Inc.	56.61x
Datadog, Inc.	40.99x
MongoDB, Inc.	33.03x
Cloudflare, Inc.	50.50x
Zoom Video Communications, Inc.	50.12x
Lowest	28.04x
Highest	131.41x
Average	48.84x
Implied Mid Price P/S Multiple	59.54x

13 comparable companies have been selected, depending on their industries, target markets and other factors, while their tailing P/S multiples are shown as above. It is clear from the table that implied trailing mid price P/S of the Company is within the range of multiples of comparable companies, and is closed to the average number of these as of March 11, 2021.

The Company respectfully advises the Staff that in determining the fair value of the ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

March [●], 2021

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes neither the estimated mid-point of the preliminary indicative price range for this offering nor the final offering price itself should be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Davis Polk & Wardwell	852 2533 3300 tel	Resident Hong Kong Partners
Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	www.davispolk.com	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

If you have any questions regarding the foregoing matters, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Yao Liu (jessie@tuya.com), Senior Vice President, Chief Financial Officer

Tuya Inc.

Ms. Shuang Zhao, Esq., Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Jianbin Gao, Partner

PricewaterhouseCoopers Zhong Tian LLP